UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70643

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___06/15/21___ AND ENDING ___06/30/22___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Vistia Capital, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_202 6th Street, Suite 303_____
                                          (No. and Street)

Castle Rock	CO	80104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	609-642-6593	shayes@vistia.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Phillip V. George, PLLC_____
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/09	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Hayes_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vistia Capital, LLC_____, as of June 30_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

9/28/2022

VINOD NIJHAWAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3/09/2026
Commission # 2405351

Notary Public

Signature:

Title: Chief Financial Officer & FinOp

NJ AY Lic H09607276161484
exp 11/15/2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

VISTIA CAPITAL, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

June 30, 2022

Vistia Capital, LLC
Table of Contents
June 30, 2022

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Vistia Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vistia Capital, LLC as of June 30, 2022, the related statements of operations, changes member's equity, and cash flows for the period June 15, 2021 (date of SEC registration) to June 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vistia Capital, LLC as of June 30, 2022, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vistia Capital, LLC's management. Our responsibility is to express an opinion on Vistia Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vistia Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Vistia Capital, LLC's financial statements. The supplemental information is the responsibility of Vistia Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

We have served as Vistia Capital, LLC's auditor since 2022.

Celeste, Texas
September 21, 2022

1

Vistia Capital, LLC
Statement of Financial Condition
June 30, 2022

ASSETS

Cash	$	3,718,204
Prepaid expenses		62,538
Security deposit		3,000
Property and equipment, net of accumulated depreciation of $558		10,788
Total Assets	$	3,794,530

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	107,856
Payable to parent		122,313
Total Liabilities		230,169
MEMBER'S EQUITY		3,564,361
Total Liabilities and Member's Equity	$	3,794,530

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Operations
For the Period from June 15, 2021 Through June 30, 2022

Revenues		
Private placement commissions	$	16,882,289
Referral fees		84,420
Total revenues		16,966,709
Expenses		
Compensation and related expenses		6,527,478
Commissions paid to other broker-dealers		1,822,677
Marketing and promotion		26,300
Occupancy and equipment		68,535
Overhead allocation from parent		117,813
Professional fees		91,920
Regulatory fees		136,140
Technology and communications		60,207
Travel and entertainment		224,092
Other operating expenses		68,005
To track changes		9,143,167
Net operating income	$	7,823,542

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Changes in Member's Equity
For the Period from June 15, 2021 Through June 30, 2022

Balance, June 15, 2021	$	1,990,819
Distributions to member		(6,250,000)
Net income		7,823,542
Balance, June 30, 2022	$	3,564,361

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Cash Flows
For the Period from June 15, 2021 Through June 30, 2022

Cash Flows from Operating Activities		
Net income	$	7,823,542
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		558
Change in operating assets and liabilities:		
Increase in prepaid expenses		(61,218)
Increase in security deposit		(3,000)
Increase in accounts payable and accrued liabilities		107,167
Increase in payable to parent		122,313
Net cash provided by operating activities		7,989,362
Cash Flows from Investing Activities		
Purchase of property and equipment		(11,346)
Net cash used in investing activities		(11,346)
Cash Flows from Financing Activities		
Distributions to member		(6,250,000)
Net cash used in financing activities		(6,250,000)
Net Increase in Cash		1,728,016
Cash, Beginning of Period		1,990,188
Cash, End of Period	$	3,718,204

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the period for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Vistia Capital, LLC (the Company) was organized on July 13, 2020, as a limited liability company in accordance with the laws of the State of Delaware. The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC) on June 15, 2021, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily of acting as the managing broker-dealer and/or selling group member on a best-efforts basis for real estate development projects with a conservation easement option sold as private placements to accredited investors under Reg D Rule 506(c).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l 7a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Significant Judgments

Revenue from contracts includes private placement commissions.   The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on property and equipment range from three to five years**.**

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

Leases

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The Company did not record an operating lease right-of-use (ROU) asset and operating lease liability related to the office lease in the statement of financial condition as the amounts are immaterial.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and its Parent, GM417 Holdings, Inc. (Parent) are under common control. The existence of that control could create operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and its Parent have entered into an Office and Administrative Services Agreement (OASA) effective March 22, 2021. The Agreement was for an initial one-year term and is automatically renewable unless canceled by either Party. The Agreement has automatically renewed through March 22, 2023. Under the terms of the OASA, the Parent supplies the Company with insurance, office expenses and fixed assets, technology and professional fees. The Agreement requires the Company to pay an incremental allocation services fee of $9,400 per month. Fees under the Agreement totaled $117,813 for the period ended June 30, 2022.

The Parent acted as a common paymaster for the Company through May 15, 2022. For the period ended June 30, 2022, the Parent processed $1,993,346 in payroll expenses for the Company and was reimbursed $1,929,122 through June 30, 2022. The remaining balance of $64,224 is included in payable to parent in the accompanying statement of financial condition.

NOTE 4. LEASES

On March 1, 2021, the Company accepted assignment of a commercial lease agreement between Move, LLC and its Parent, although the Parent continued to meet the lease obligation through July 2022. The lease will expire on August 31, 2024 and may be extended. Rent expense for the period ended June 30, 2022 was $67,976. Future minimum annual lease payments are $72,190 for the fiscal year ending June 30, 2023, $73,743 for the fiscal year ending June 30, 2024 and $12,224 for the two months ending August 31, 2024.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 8 to 1 during its first year of operation as a broker-dealer and 15 to 1 thereafter. At June 30, 2022 the Company had net capital of $3,488,035 which was $3,459,264 in excess of its minimum required net capital of $28,771. The Company's net capital ratio was .066 to 1.

NOTE 6. CONCENTRATION OF CREDIT RISK AND REVENUE

At various times during the year the Company maintained cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At June 30, 2022, the uninsured balance totaled $3,468,204.

The Company earned approximately 36% of its revenue during the period under a master selling group agreement with an unrelated broker-dealer.

NOTE 7. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2022, through September 21, 2022, the date which the financial statements were available to be issued.

The Company made distributions to its member of approximately $1.4 million in July 2022.

Supplemental Information

COMPUTATION OF NET CAPITAL

Total member's equity	$	3,564,361
Less non-allowable assets:		
Prepaid expenses		62,538
Security deposit		3,000
Property & equipment, net of depreciation		10,788
Net capital	$	3,488,035

Aggregate Indebtedness

Accounts payable and accrued liabilities	$	107,856
Payable to parent		122,313
Total aggregate indebtedness	$	230,169

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 12.5% of total aggregate indebtedness during first year of operations)	$	28,771
Excess net capital	$	3,459,264
Ratio of aggregate indebtedness to net capital		.066 to 1.00

Reconciliation of Computation of Net Capital

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited June 30, 2022 FOCUS Report, Part IIA, Form X-17a-5. Accordingly, no reconciliation is necessary.

Vistia Capital, LLC
Supplemental Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2022

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements and are not required.

Exemption Certification

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Vistia Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vistia Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vistia Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vistia Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 21, 2022



EXEMPTION REPORT

Vistia Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers throughout the period June 15, 2021 to June 30, 2022, without exception.

_____

Vistia Capital, LLC

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: _____ Date: September 20, 2022_____

Susan Hayes
Chief Financial Officer
SEC Filing #8-70643
FINRA CRD #311342